Exhibit 99.1

For Immediate Release

OwlTing Joins Circle Payments Network, Expanding Stablecoin

Access to High-Growth Global Markets

OwlTing’s CPN integration boosts speed, reduces costs for cross-border payments in

$194 trillion market

Arlington, Virginia, United States, December 4, 2025 – OBOOK Holdings Inc. (NASDAQ: OWLS) (“OwlTing” or the “Company”), a blockchain technology company operating as the OwlTing Group, today announced the completion of its integration with Circle Payments Network (CPN), Circle’s global network that enables near-instant, compliant stablecoin transactions. As one of Asia’s financial institutions in CPN, OwlTing expands its payment infrastructure to deliver lower costs and broader access for cross-border payments into high-growth regions, including Latin America, Africa, and Europe.

This collaboration strengthens OwlTing’s position in stablecoin infrastructure, allowing users to send regulated1 stablecoins like USDC for near-instant settlements in the $194 trillion cross-border payments market2. By addressing traditional challenges like high fees and delays, CPN provides a new alternative for efficient global money movement.

“Joining Circle Payments Network advances our mission to build trusted infrastructure for global finance,” said Darren Wang, Founder and CEO at OwlTing Group. “As CPN grows, participants like OwlTing will benefit from its expanding corridors and institutional reach, supporting our long-term strategy to capture the growing stablecoin economy.”

[1]	USDC is issued by regulated affiliates of Circle. A list of Circle’s regulatory authorizations can be found at circle.com/en/legal/licenses
[2]

According to FXC Intelligence, the cross-border payments market is worth over $194tn and is forecast to reach $320tn by 2032. Please see: https://www.fxcintel.com/research/press-releases/new-data-cross-border-payments-market-now-worth-over-
194tn-and-is-forecast-to-reach-320tn-by-2032#:~:text=January%2016th%2C%202025-,
NEW%20DATA:%20cross%2Dborder%20payments%20market%20now%20worth%20over%20$194,(CAGR)%20of%206.2%25

“We’re excited to welcome OwlTing to Circle Payments Network to deliver payments to high-growth markets,” said Irfan Ganchi, SVP, Product Management, Payments at Circle. “This integration furthers our goal of connecting financial institutions through a unified, open protocol that redefines how money moves globally.”

As an Originating Financial Institution (OFI) in CPN, OwlTing enables its digital wallet, OwlPay Wallet Pro, users to initiate stablecoin payments with intelligent routing based on the best rates, fees, and providers.

The initial rollout of the service focuses on regions with high cross-border payment needs, such as Brazil, Nigeria, and the European Union (EU). These markets highlight massive opportunities, such as the EU’s projected $213 billion in annual remittance inflows3 supporting trade, migration, and investments, and Nigeria’s anticipated remittance inflows of $26 billion4 amid Africa’s growing market share and economic demands. This underscores the demand for faster, affordable solutions in remittances, payroll, and trade finance serving billions of people worldwide.

OwlTing stands out with its extensive global regulatory footprint, ensuring secure and trusted stablecoin payments. The Company holds Money Transmitter Licenses in 39 U.S. states5, a Virtual Assets Service Provider (VASP) license in Europe, and an Electronic Payment Intermediary Service Provider (Bank API license) in Japan, while pursuing additional licensing opportunities in Hong Kong, Singapore, and Latin America. This commitment, following OwlTing’s successful Nasdaq direct listing, reinforces its leadership in building a regulated stablecoin infrastructure for businesses worldwide.

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About OBOOK Holdings Inc. (OwlTing Group)

OBOOK Holdings Inc. (NASDAQ: OWLS) is a blockchain technology company operating as the OwlTing Group. The Company was founded and is headquartered in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2025, according to CB Insights’ Stablecoin Market Map, OwlTing was ranked among the top 2 global players in the “Enterprise & B2B” category. The Company’s mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a Web2 and Web3 hybrid payment solution, to empower global businesses to operate confidently in the expanding stablecoin economy. For more information, visit https://www.owlting.com/portal/?lang=en.

[3]

According to Statista, total transaction value in the European Inward Remittances market is projected to reach US$212.67bn in 2025. Please see: https://www.statista.com/outlook/fmo/payments/remittances/inward-remittances/europe?currency=USD&srsltid=AfmBOorfM_UX_DK8_Q_WPId8UojHIyF5yW6y3Dsjj3k0E2RZ0jLD7JhZ

[4]

According to Agusto & Co, remittance flows coming from Nigeria’s diaspora community is projected to reach $26 billion by 2025. Please see: https://nairacompare.ng/blogs/diaspora-remittance-trends-sending-money-to-nigeria

[5]

Availability may vary by jurisdiction and is subject to change. As of November 2025, OwlTing Group has obtained MTL licenses or their equivalent in 39 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint in 40 U.S. States. For a list of U.S. licenses obtained, please see https://www.owlting.com/owlpay/licenses?lang=en.

About Circle Payment Network

Circle Technology Services, LLC (CTS) is the operator of Circle Payments Network (CPN) and offers products and services to financial institutions that participate in CPN to facilitate their CPN access and integration. CPN connects participating financial institutions around the world, with CTS serving as the technology service provider to participating financial institutions. While CTS does not hold funds or manage accounts on behalf of customers, we enable the global ecosystem of participating financial institutions to connect directly with each other, communicate securely, and settle directly with each other. CTS is not a party to transactions between participating financial institutions facilitated by CPN who use CPN to execute transactions at their own risk. Use of CPN is subject to the CPN Rules and the CPN Participation Agreement between CTS and a participating financial institution.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “likely,” “potential,” “project,” or “continue,” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot guarantee that such expectations will prove correct. The Company cautions investors that actual results may differ materially from those anticipated and encourages investors to review other factors that may affect its future results in the Company’s registration statement filed with and declared effective by the SEC and other filings with the SEC, available at www.sec.gov.

OBOOK Holdings Inc. Media Relations

Michael Hsu, Public Relations Director

pr_office@owlting.com